CRAIG G. ONGLEY

(214) 777-4241

congley@krcl.com

January 30, 2014

Roger Schwall, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:          TransCoastal Corporation

Amendment No. 2 to Registration Statement on Form S-1

Filed December 31, 2013

File No. 333-191566

Quarterly Report on Form 10-Q

Filed November 11, 2012

File No. 1-14665

Dear Mr. Schwall:

As a response to certain addition questions and request for clarification from the staff we are supplementing our previous letter dated January 17, 2014. Please see our supplemental response below:

2.

We note your response to prior comment 6 which indicates that you utilized reserve quantities as of December 31, 2010 in your calculations of depreciation, depletion, and amortization for the interim periods ended June 30, 2013 and June 30, 2012. Please revise to clarify why you did not include reserve data as of December 31, 2011 and December 31, 2012. As previously requested, provide your calculations of depreciation, depletion and amortization for all period presented consistent with the definition as disclosed on page F-8.

RESPONSE:

We investigated the depletion issue and believe we have the answer.  It appears the DD&A decreased due to Company overestimating the first two quarters of 2012, thus recording less depletion in Q3 and Q4 based on an updated estimate.   This is mainly caused by the utilizing a reserve basis of about $7.9 million (as prepared by the bank) to record depletion for those first two months of 2012 rather than the $11.5 million in reserve basis (as prepared using SEC pricing) which was updated around that point in time for the anticipated filings.  However, if you compare the DD&A average for 2013 compared to the average for 2012, it is comparable.  Please see the revised Depletion expense calculations below.

Depletion Calculation through 6/30/2013

	INPUT CELLS
Depletion Calculation:
Current Period Production (BOE)	27,552
Beginning of year reserves (BBLE)	11,150,180
Calculated depletion rate	0.25%	Properties subject to Depletion	26,311,000	→	12/31/1 O&G Property	24,319,000
		PY: Accumulated Depletion	(1,574,000)		Investment through 6/30/13	1,992,000
Depletable Balance	95,630,000	Less: Estimated equipment salvage	-		Disposals through 6/30/13	-
		Less: Costs excluded from amortization	-		Properties Subject to Depletion	26,311,000
Depletion for period	$236,301	Plus: Estimated future development costs	70,737,000
		Plus: Estimated ARC on future development expenses	156,000
		Depletable Balance	95,630,000
Depletion Calculation through 6/30/2012
Depletion Calculation:
Current Period Production (BOE)	24,131
Beginning of year reserves (BBLE)	11,527,867
Calculated depletion rate	0.21%	Properties subject to Depletion	22,313,000	→	12/31/11 O&G Property	22,220,000
		PY: Accumulated Depletion	(1,193,000)		Investment through 6/30/12	300,000
Depletable Balance	93,417,000	Less: Estimated equipment salvage	-		Disposals through 6/30/12	(207,000)
		Less: Costs excluded from amortization	-		Properties Subject to Depletion	22,313,000
Depletion for period	$195,548	Plus: Estimated future development costs	72,141,000
		Plus: Estimated ARC on future development expenses	156,000
Depletion Calculation:		Depletable Balance	93,417,000
Current Period Production (BOE)	24,131
Beginning of year reserves (BBLE)	7,915,000
Calculated depletion rate	0.30%
Depletable Balance	93,417,000
Depletion for period	$284,807

Please also note that the difference between the revised depletion expense calculation and the original is 17,000 (236,000-219,000). We believe this difference is immaterial and the current amended registration statement on Form S-1need not be amended not only due to the negligible numerical difference but also because the number itself is not reported to the public as it is only used in other calculations which would not change materially either.

Please contact the undersigned should you have any questions.

Sincerely, KANE RUSSELL COLEMAN & LOGAN /s/ Craig Ongley Craig G. Ongley